Exhibit 99.1
                             [RIO TINTO LOGO]

NEWS RELEASE...

11 March 2005

RIO TINTO OFF-MARKET BUY-BACK TENDER

Rio Tinto has announced the details of an off-market buy-back tender for Rio Tinto Limited shares, which was foreshadowed on 3 February 2005 as part of the Group's US$1.5 billion capital return programme.

Subject to shareholder approval, which will be sought at the annual general meetings (AGMs) in London and Sydney in April 2005, Rio Tinto Limited will invite shareholders to tender Rio Tinto Limited shares at discounts of between 8 to 14 per cent to the Market Price(1), or as a Final Price Tender(2). The final buy-back price will be the largest discount ("Buy-Back Discount") to the Market Price that enables Rio Tinto Limited to repurchase the targeted amount of capital.
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(1)  'Market Price' means the volume weighted average price (as defined, which will exclude certain trades not considered to be `at market') of Rio Tinto Limited ordinary shares sold on the ASX during the five trading days up to and including the closing date of the buy-back tender period.

(2) A 'Final Price Tender' means a tender in which the shareholder elects to receive the final buy-back price determined through the tender process.

Broadly, Rio Tinto Limited is targeting to repurchase the equivalent of around US$300-400 million (A$400-500 million) of capital under the buy-back tender, but the ultimate size of the buy-back will be dependent on shareholder demand and market conditions at the time. For example, in the event of excess demand at an attractive price, Rio Tinto Limited may significantly increase the size of the buy-back.

Rio Tinto Chairman, Paul Skinner, said that the off-market buy-back tender is an important feature of the Group's intention to return surplus capital to shareholders and is a very efficient way for Rio Tinto Limited to buy back its shares.

"The buy-back tender will enable Rio Tinto Limited to buy back shares at a discount of at least eight per cent to the Market Price and will benefit both participating and non-participating shareholders.

"Given our diverse shareholder base and the level of our available Australian franking credits, we believe that this tender, coupled with the increased dividend, is an optimal mechanism to return capital to shareholders."

The Australian Taxation Office has agreed that, for Australian tax purposes, the buy-back price will comprise:

-    a capital component of A$4.00; and

- a fully franked dividend component equal to the difference between the buy-back price and A$4.00.

For the purposes of capital gains tax calculations, the deemed capital proceeds that shareholders will receive on disposal of their shares under the buy-back will be A$4.00 plus an amount equal to the excess of the Tax Value(3) over the buy-back price. Rio Tinto Limited does not intend to buy back shares at a price that exceeds the Tax Value.
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(3)  The Tax Value is calculated by adjusting A$40.02 by the movement in
     Rio Tinto plc's share price from the close of trading in London on 2 February 2005 ((pound)16.85) to the opening of trading in London on the day the tender period closes (currently expected to be 6 May
     2005).

Under the buy-back tender, Rio Tinto Limited intends to buy back all shares tendered by eligible shareholders who tender their shares as a Final Price Tender or who tender their shares at a discount greater than or equal to the Buy-Back Discount, subject to any scale back. All shares bought back by Rio Tinto Limited will be bought back at the final buy-back price, even if they are tendered at a discount that equates to a lower price.

Rio Tinto Limited will not buy back any shares tendered by shareholders at a discount smaller than the Buy-Back Discount, or any shares that are tendered specifying a minimum price that is greater than the final buy-back price.

If the total number of shares tendered as a Final Price Tender or at a discount greater than or equal to the Buy-Back Discount is greater than the number of shares Rio Tinto Limited determines to repurchase, tenders will be scaled back. The scale back provisions have been designed so that eligible shareholders who tender their shares as a Final Price Tender or who tender their shares at a discount greater than or equal to the Buy-Back Discount should not be left with a holding of 200 or less shares.

Rio Tinto Limited shareholders with a registered holding at the close of business on 1 March 2005 will be entitled to receive the 2004 final dividend (Australian 58.29 cents per share) even if they tender their shares in the buy-back. Shareholders who participate in Rio Tinto Limited's Dividend Reinvestment Plan and wish to tender all their shares in the buy-back, may consider withdrawing from the Dividend Reinvestment Plan by 16 March 2005 to avoid the possibility of being left with a small parcel of shares after the buy-back. Withdrawal from the Dividend Reinvestment Plan can be arranged by contacting the share registrar on 1800 813 292 toll free within Australia or +61 3 9415 4030 if calling from outside Australia.

The buy-back timetable is outlined below. Eligible shareholders will be sent the buy-back booklet containing the terms and conditions of the buy-back tender in mid April 2005. Details in relation to the buy-back tender will also be included in the materials to be sent to shareholders prior to the AGM.

BUY-BACK TENDER TIMETABLE*

EVENT                                                                DATE
Ex-date for determination of entitlements to the buy-back(4)     18 March 2005
Shares purchased after this date will not satisfy the            24 March 2005
  45-day rule(5)
Record date for determination of entitlements to the             24 March 2005
  buy-back
Rio Tinto plc AGM                                                14 April 2005
Tender period opens                                              18 April 2005
Rio Tinto Limited AGM                                            29 April 2005
Tender period closes - tenders must be received by               6 May 2005
  9pm (Melbourne time)
Announcement of the buy-back price and scale-back (if            No later than
  any)                                                           10 May 2005
Buy-back proceeds dispatched to participating                    No later than
  shareholders                                                   17 May 2005
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* Rio Tinto Limited reserves the right to change any of these dates or times but does not expect to do so. Completion of the buy-back tender is subject to shareholder approval by Rio Tinto Limited and Rio Tinto plc shareholders at the 2005 annual general meetings. In any event, Rio Tinto Limited retains the discretion to buy back a lesser number of shares than indicated or no shares at all.
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(4)  Shares acquired on the ASX on an ex-entitlement basis on or after this date will not receive an entitlement to participate in the buy-back.

(5) Shares acquired after this date will generally not satisfy the 45-day rule for the purposes of being eligible for the franking entitlements, assuming the buy-back price is determined on 9 May 2005.

Participation in the buy-back tender is voluntary. Shareholders should seek their own professional advice (including tax advice) about the implications of participating in the buy-back in light of their particular circumstances.

For any queries on the buy-back, shareholders may call 1300 657 022 toll free within Australia or +613 9415 4137 if calling from outside Australia, or visit our website at www.riotinto.com.

For further information, please contact:

AUSTRALIA                                     LONDON

MEDIA RELATIONS                               MEDIA RELATIONS

Ian Head                                      Lisa Cullimore
Office: +61 (0) 3 9283 3620                   Office: +44 (0) 20 7753 2305
Mobile: +61 (0) 408 360 101                   Mobile: +44 (0) 7730 418 385



INVESTOR RELATIONS                            INVESTOR RELATIONS

Dave Skinner                                  Peter Cunningham
Office: +61 (0) 3 9283 3628                   Office: +44 (0) 20 7753 2401
Mobile: +61 (0) 408 335 309                   Mobile: +44 (0) 7711 596 570

Susie Creswell                                Richard Brimelow
Office: +61 (0) 3 9283 3639                   Office: +44 (0) 20 7753 2326
Mobile: +61 (0) 418 933 792                   Mobile: +44 (0) 7753 783 825


WEBSITE: WWW.RIOTINTO.COM


       Rio Tinto Limited 55 Collins Street Melbourne 3000 Australia
                            (ABN 96 004 458 404)
           Postal Address: GPO Box 384D Melbourne 3001 Australia
                Telephone (03) 9283 3333 Fax (03) 9283 3707